Exhibit 99.1

MELCO CROWN (PHILIPPINES) RESORTS CORPORATION PROVIDES DISCLOSURE UNDER

THE RULES OF THE PHILIPPINE STOCK EXCHANGE

March 20, 2013 – Melco Crown Entertainment Limited (SEHK: 6883) (NASDAQ: MPEL), a developer and owner of casino gaming and entertainment resort facilities, announces that its subsidiary, Melco Crown (Philippines) Resorts Corporation, a company whose shares are listed on the Philippine Stock Exchange (“PSE”), has provided disclosure under the rules of the PSE.

DISCLOSURE

Melco Crown (Philippines) Resorts Corporation (formerly known as Manchester International Holdings Unlimited Corporation) (the “Corporation”) hereby discloses that the Board of Directors in a special meeting held today, 20 March 2013, approved the following resolutions:

1)	To raise additional capital up to US$400 million through an equity offering, (including, but not limited to, a placing and subscription transaction) and other related ancillary transactions (the “Transaction”), consisting of up to 1,000,000,000 shares of the Corporation (“Offer Shares”) with an over- allotment option of up to 20% of the Offer Shares (“Over-allotment Option”) to be implemented concurrently comprising: (a) the offer and sale by MCE (Philippines) Investments Limited of up to 1,200,000,000 of its existing common shares in the Corporation (inclusive of the Over-allotment Option) in reliance on Rule 144A and Regulation S of the U.S. Securities Act of 1933; and (b) as part of the Transaction, the subscription by MCE (Philippines) Investments Limited, and the issuance by the Corporation to MCE (Philippines) Investments Limited of up to 1,200,000,000 new common shares in the Corporation, with such new shares being listed on the Philippine Stock Exchange (“PSE”) as soon as practicable; and

2)	In connection with the subscription tranche of the Transaction, to issue up to 1,200,000,000 common shares (inclusive of the Over-allotment Option) to MCE (Philippines) Investments Limited.

The securities referenced herein have not been and will not be registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. These factors include, but are not limited to, (i) growth of the gaming market and visitation in Macau, (ii) capital and credit market volatility, (iii) local and global economic conditions, (iv) our anticipated growth strategies, and (v) our future business development, results of operations and financial condition. In some cases, forward-looking statements can be identified by words or phrases such as “may”, “will”, “expect”, “anticipate”, “target”, “aim”, “estimate”, “intend”, “plan”, “believe”, “potential”, “continue”, “is/are likely to” or other similar expressions. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the SEC. All information provided in this announcement is as of the date of this release, and the Company undertakes no duty to update such information, except as required under applicable law.

About Melco Crown Entertainment Limited

Melco Crown Entertainment, with its shares listed on the Main Board of The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”) (SEHK: 6883) and its American depositary shares listed on the NASDAQ Global Select Market (NASDAQ: MPEL), is a developer, owner and through a Macau subsidiary which holds a gaming sub-concession, an operator of casino gaming and entertainment casino resort facilities. Melco Crown Entertainment currently operates Altira Macau (www.altiramacau.com), a casino hotel located at Taipa, Macau and City of Dreams (www.cityofdreamsmacau.com), an integrated urban casino resort located in Cotai, Macau. Melco Crown Entertainment’s business also includes the Mocha Clubs (www.mochaclubs.com), which comprise the largest non-casino based operations of electronic gaming machines in Macau. The Company is also developing the planned Studio City Project, a cinematically-themed integrated entertainment, retail and gaming resort in Cotai, Macau. For more information about Melco Crown Entertainment, please visit www.melco-crown.com.

Melco Crown Entertainment has strong support from both of its major shareholders, Melco International Development Limited (“Melco”) and Crown Limited (“Crown”). Melco is a listed company on the Hong Kong Stock Exchange and is substantially owned and led by Mr. Lawrence Ho, who is Co-Chairman, an Executive Director and the CEO of Melco Crown Entertainment. Crown is a top-50 company listed on the Australian Securities Exchange and led by Executive Chairman Mr. James Packer, who is also Co-Chairman and a Non-executive Director of Melco Crown Entertainment.

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